WISeKey Announces the Sale of its 51% Stake in ARAGO for EUR 25.5 Million

WISeKey Realizes More than 5x Return on Initial Cash Investment in Arago While Preserving Strategic Cooperation on AI for IoT Applications

Geneva, Switzerland – April 25, 2022 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading global cybersecurity, AI, Blockchain and IoT company, today announced the sale of its 51% stake in arago, a German Artificial Intelligence (“AI”) Platform company, after having received assurances about the source and the timing of the funding.

In August 2020, WISeKey and arago started a combined journey to conquer the application of AI in the IoT space. After a careful consideration, due to different business approaches and go to market strategies for WISeKey’s and arago’s Automation platform, a decision was made to separate the companies while keeping the strategic partnership and technology integration WISeAI intact.

WISeKey is selling its 51% stake in arago back to a German consortium of investors led by arago’s founder through his investment company, OGARA GmbH, for EUR 25.5 million, which is over 5 times the initial investment made by WISeKey to acquire its 51% stake. WISeKey signed a Share Purchase and Transfer Agreement on March 14, 2022 and, as stated in the Annual Report, this Agreement was only effective upon the Company receiving sufficient proof of the availability of the funding.

Since its acquisition, WISeKey has made significant investments to explore the integration of arago AI with WISeKey's Trust and IoT applications. When taking into account these investments, the net cash proceeds from the sale to WISeKey is EUR 17 million.

The continuing partnership between WISeKey and arago will ensure that both companies can use each other’s technology to add to their businesses. For WISeKey this means having the license to use HIRO AI as part of the IoT solutions offered to its customer base. WISeKey’s certification ability and trust platform will make arago’s platform more secure and allow the application of enterprise AI with less pre-requirements of data. Both companies will continue working together on the increasing adoption of AI and IoT convergence as one of the primary factors that is driving the growth of the IoT market. Over the past five years, a rapid surge in the adoption of AI IoT cloud services has been witnessed. It is driven by its capabilities to provide enterprise-wide array of resources they can utilize to scale, orchestrate, and support their operations.

“The business combination has now evolved into a strategic partnership to deploy WISeAI,” said Carlos Moreira, WISeKey’s CEO. “After finding good technical integration of assets, the challenges of and required investment in maintaining both WISeKey and arago operations under one roof neither justified the increased overhead nor allowed us to fully deploy the valuation potential in both companies.”

“The sale of arago whilst retaining a strategic partnership makes complete sense for both parties,” said Peter Ward, WISeKey’s CFO. “The immediate benefit to WISeKey will be a significant reduction in our cash burn, whilst providing us with an influx of funds to support future business development in the areas of Cybersecurity, IoT and NFT technologies. This sale will also reduce our operational losses and enable us to move faster towards profitability.”

Following the sale, all WISeKey options given to Hans-Christian Boos to exchange his remaining 49% in arago representing 12.3 million WISeKey Class B shares will be cancelled and returned back to WISeKey as part of the deal thus reducing substantially the dilution for WISeKey shareholders. Hans-Christian Boos will also step down as board member of WISeKey to be replaced by an industry expert focused on WISeKey’s IoT Cybersecurity solutions.

A separate announcement on the details of the future strategic cooperation between WISeKey and arago will follow in due time.

Mr. Moreira added, “With AI being the driver of the post-industrial world, we were able to make a great return on our investment and we are on track to making AI an important building block in our solutions though the strategic partnership with arago deploying the WISeAI solution.”

About arago

arago GmbH, (AG Frankfurt, HRB 100909) is a German technology leader providing the benefits of Artificial Intelligence to enterprise customers globally through Knowledge Automation. Founded in Frankfurt am Main 1995 the company uses cutting edge AI algorithms to automatically operate any business process.

About WISeKey:

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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